UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

__________

Commission File Number: 001-37891

AC IMMUNE SA

(Exact name of registrant as specified in its charter)

EPFL Innovation Park

Building B

1015 Lausanne, Switzerland

Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

Item 7.01 Regulation FD Disclosure.

AC Immune SA (“AC Immune”) has updated its investor presentation with recent data presented by its partner Genentech, a member of the Roche group, at the 9th Clinical Trials on Alzheimer’s Disease Conference (CTAD) in San Diego. The updated investor presentation and informational poster that summarizes the data are attached hereto as Exhibit 99.1 and 99.2, respectively. From time to time, AC Immune will use this updated presentation and the informational poster in conversations with investors, analysts and others.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit Number	Description
99.1	AC Immune SA Investor Presentation
99.2	Informational Poster

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AC IMMUNE SA

By:	/s/ Andrea Pfeifer
	Name:	Andrea Pfeifer
	Title:	Chief Executive Officer

By:	/s/ Martin Velasco
	Name:	Martin Velasco
	Title:	Chairman

Date: December 15, 2016

EXHIBIT INDEX

Exhibit Number	Description
99.1	AC Immune SA Investor Presentation
99.2	Informational Poster